

May 8, 2015

Gurminder Sangha
Chief Executive Officer
Barrel Energy Inc.
18490 66a Ave.
Surrey, B.C. V3S 9Y6, Canada

> **Re:** **Barrel Energy Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 28, 2015**
> **File No. 333-201740**

Dear Mr. Sangha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2015 letter.

Directors, Executive Officers, Promoters, and Control Persons, page 31

Background Information About Our Officers and Director, page 32

1. We note your response to our prior comment 2, and we reissue the comment. Please provide for both of your executive officers their occupations and employment during the past five years, and identify the principal business of each organization that employed them. Refer to Item 401(e) of Regulation S-K. We note in that regard your revised biographies on page 32, which do not provide Mr. Sangha's employment experience since November 2009 or Mr. Wolf's experience from February 2010 to October 2012.

2.	We also note your revised disclosure on page 32 stating that Mr. Wolf is currently president of Curlew Lake Resources Inc. Please disclose the number of hours per week that Mr. Wolf devotes to you.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. If you have questions regarding comments on the financial statements and related matters, you may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:	Frederick C. Bauman
	Bauman & Associates Law Firm